UNITED STATES SECURITIES AND EXCHANGE COMMISSION Washington, DC 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934 (Amendment No. 7)*

MOMENTUS INC.
(Name of Issuer)

Common Stock, par value $0.00001 per share
(Title of Class of Securities)

60879E 101
(CUSIP Number)

Taylor Frankel c/o Prime Movers Lab P.O. Box 12829 Jackson, WY 83002 307-203-5036 (Name, Address and Telephone Number of Person Authorized to Receive Notices and Communication)

September 13, 2023 (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §240.13d-1(e), §240.13d‑1(f) or §240.13d-1(g), check the following box:   [  ]

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (Act) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 60879E 101	SCHEDULE 13D

1		NAMES OF REPORTING PERSONS

Prime Movers Lab Fund I LP

2		CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒
(b) ☐

3		SEC USE ONLY

4		SOURCE OF FUNDS (See Instructions)

WC

5		CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	☐

Not Applicable
6		CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER

-0-

	8	SHARED VOTING POWER

122,672

	9	SOLE DISPOSITIVE POWER

-0-

	10	SHARED DISPOSITIVE POWER

122,672

11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

122,672

12		CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions)	☐

13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

6.3%(1)

14		TYPE OF REPORTING PERSON (See Instructions)

PN

1
The percentages used herein and in the rest of this Schedule 13D calculated based on the approximately 1,957,307 shares of common stock outstanding as of August 23, 2023, as reported in the Issuer’s Registration Statement on Form 8-K filed with the Securities and Exchange Commission on August 22, 2023.

CUSIP No. 60879E 101	SCHEDULE 13D

1		NAMES OF REPORTING PERSONS

Momentus PML SPV 1 LP

2		CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒
(b) ☐

3		SEC USE ONLY

4		SOURCE OF FUNDS (See Instructions)

WC

5		CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	☐

Not Applicable
6		CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER

-0-

	8	SHARED VOTING POWER

48,626

	9	SOLE DISPOSITIVE POWER

-0-

	10	SHARED DISPOSITIVE POWER

48,626

11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

48,626

12		CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions)	☐

13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

2.5%

14		TYPE OF REPORTING PERSON (See Instructions)

PN

CUSIP No. 60879E 101	SCHEDULE 13D

1		NAMES OF REPORTING PERSONS

Momentus PML SPV 2 LP

2		CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒
(b) ☐

3		SEC USE ONLY

4		SOURCE OF FUNDS (See Instructions)

WC

5		CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	☐

Not Applicable
6		CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER

-0-

	8	SHARED VOTING POWER

9,580

	9	SOLE DISPOSITIVE POWER

-0-

	10	SHARED DISPOSITIVE POWER

9,580

11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

9,580

12		CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions)	☐

13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

0.5%

14		TYPE OF REPORTING PERSON (See Instructions)

PN

CUSIP No. 60879E 101	SCHEDULE 13D

1		NAMES OF REPORTING PERSONS

Momentus PML SPV 3 LP

2		CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒
(b) ☐

3		SEC USE ONLY

4		SOURCE OF FUNDS (See Instructions)

WC

5		CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	☐

Not Applicable
6		CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER

-0-

	8	SHARED VOTING POWER

23,763

	9	SOLE DISPOSITIVE POWER

-0-

	10	SHARED DISPOSITIVE POWER

23,763

11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

23,763

12		CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions)	☐

13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

1.2%

14		TYPE OF REPORTING PERSON (See Instructions)

PN

CUSIP No. 60879E 101	SCHEDULE 13D

1		NAMES OF REPORTING PERSONS

Prime Movers Growth Fund I LP

2		CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒
(b) ☐

3		SEC USE ONLY

4		SOURCE OF FUNDS (See Instructions)

WC

5		CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	☐

Not Applicable
6		CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER

-0-

	8	SHARED VOTING POWER

29,466(2)

	9	SOLE DISPOSITIVE POWER

-0-

	10	SHARED DISPOSITIVE POWER

29,466(2)

11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

29,466(2)

12		CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions)	☐

13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

1.5%

14		TYPE OF REPORTING PERSON (See Instructions)

PN

2	Includes (i) 9,466 shares held by Prime Movers Growth Fund I LP (“PM Growth”), and (ii) a warrant to purchase 20,000 shares that is exercisable within 60 days of September 18, 2023.

CUSIP No. 60879E 101	SCHEDULE 13D

1		NAMES OF REPORTING PERSONS

Prime Movers Lab GP I LLC

2		CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒
(b) ☐

3		SEC USE ONLY

4		SOURCE OF FUNDS (See Instructions)

AF

5		CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	☐

Not Applicable
6		CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER

-0-

	8	SHARED VOTING POWER

171,298(3)

	9	SOLE DISPOSITIVE POWER

-0-

	10	SHARED DISPOSITIVE POWER

171,298(3)

11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

171,298(3)

12		CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions)	☐

13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

8.8%

14		TYPE OF REPORTING PERSON (See Instructions)

OO

3
Includes (i) 122,672 shares held by Prime Movers Lab Fund I LP (“PML”), and (ii) 48,626 shares held of record by Momentus PML SPV 1 LP (“PML SPV 1”), Prime Movers Lab GP I LLC (“PML GP”), is the general partner of PML and PML SPV 1. Dakin Sloss is the manager of PML GP and may be deemed to have or share beneficial ownership of the shares held by PML and PML SPV 1.

CUSIP No. 60879E 101	SCHEDULE 13D

1		NAMES OF REPORTING PERSONS

Prime Movers Lab GP II LLC

2		CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒
(b) ☐

3		SEC USE ONLY

4		SOURCE OF FUNDS (See Instructions)

AF

5		CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	☐

Not Applicable
6		CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER

-0-

	8	SHARED VOTING POWER

33,343(4)

	9	SOLE DISPOSITIVE POWER

-0-

	10	SHARED DISPOSITIVE POWER

33,343(4)

11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

33,343(4)

12		CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions)	☐

13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

1.7%

14		TYPE OF REPORTING PERSON (See Instructions)

OO

4	Includes (i) 9,580 shares held of record by Momentus PML SPV 2 LP (“PML SPV 2”) and (ii) 23,763 shares held of record by Momentus PML SPV3 LP (“PML SPV 3”). Prime Movers Lab GP II LLC (“PML GP II”) is the general partner of PML SPV 2 and PML SPV 3. Dakin Sloss is the manager of PML GP II and may be deemed to have or share beneficial ownership of the shares held by PML SPV 2 and PML SPV 3.

CUSIP No. 60879E 101	SCHEDULE 13D

1		NAMES OF REPORTING PERSONS

Prime Movers Growth GP I LLC

2		CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒
(b) ☐

3		SEC USE ONLY

4		SOURCE OF FUNDS (See Instructions)

AF

5		CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	☐

Not Applicable
6		CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER

-0-

	8	SHARED VOTING POWER

29,466(5)

	9	SOLE DISPOSITIVE POWER

-0-

	10	SHARED DISPOSITIVE POWER

29,466(5)

11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

29,466(5)

12		CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions)	☐

13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

1.5%

14		TYPE OF REPORTING PERSON (See Instructions)

OO

5	Includes (i) 9,466 shares held by Prime Movers Growth Fund I LP (“PM Growth”) and (ii) a warrant to purchase 20,000 shares that is exercisable within 60 days of September 18, 2023. Prime Movers Growth GP I LLC (“PM Growth GP”), is the general partner of PM Growth. Dakin Sloss is the manager of PM Growth GP and may be deemed to have or share beneficial ownership of the shares held by PM Growth.

CUSIP No. 60879E 101	SCHEDULE 13D

1		NAMES OF REPORTING PERSONS

Dakin Sloss

2		CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒
(b) ☐

3		SEC USE ONLY

4		SOURCE OF FUNDS (See Instructions)

AF

5		CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	☐

Not Applicable
6		CITIZENSHIP OR PLACE OF ORGANIZATION

United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER

-0-

	8	SHARED VOTING POWER

234,107(6)

	9	SOLE DISPOSITIVE POWER

-0-

	10	SHARED DISPOSITIVE POWER

234,107(6)

11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

234,107(6)

12		CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions)	☐

13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

12.0%

14		TYPE OF REPORTING PERSON (See Instructions)

IN

6	Includes (i) 122,672 shares held by Prime Movers Lab Fund I LP (“PML”), (ii) 48,626 shares held of record by Momentus PML SPV 1 LP (“PML SPV 1”), (iii) 9,580 shares held of record by Momentus PML SPV 2 LP (“PML SPV 2”), (iv) 23,763 shares held of record by Momentus PML SPV3 LP (“PML SPV 3”), (v) 9,466 shares held by Prime Movers Growth Fund I LP (“PM Growth”), and (vi) a warrant to purchase 20,000 shares that is exercisable within 60 days of September 18, 2023. Prime Movers Lab GP I LLC (“PML GP”) is the general partner of PML and PML SPV 1. Prime Movers Lab GP II LLC (“PML GP II”) is the general partner of PML SPV 2 and PML SPV 3. Prime Movers Growth GP I LLC (“PM Growth GP”) is the general partner of PM Growth. Dakin Sloss is the manager of PML GP, PML GP II and PM Growth GP and may be deemed to have or share beneficial ownership of the shares held by PML, PML SPV 1, PML SPV 2, PML SPV 3 and PM Growth.

EXPLANATORY NOTE

This Amendment No. 7 (this “Amendment No. 7”) to the Statement on Schedule 13D (as amended, the “Statement”) is being filed with the Securities and Exchange Commission (the “Commission”) relating to the common stock, par value $.00001 per share of Momentus Inc., a corporation organized under the laws of the state of Delaware (the “Issuer”). This Amendment amends and supplements the Statement originally filed on October 8, 2021 with the Commission. Unless otherwise defined herein, capitalized terms used herein shall have the meanings ascribed thereto in the Statement. Except as otherwise provided herein, each Item of the Schedule 13D remains unchanged.

SIGNATURES

After reasonable inquiry and to the best of its knowledge and belief, the undersigned hereby certify that the information set forth in this statement is true, complete and correct.

Date: September 18, 2023

PRIME MOVERS LAB FUND I LP MOMENTUS PML SPV 1 LP

By:	Prime Movers Lab GP I LLC, General Partner
By:	/s/ Taylor Frankel
Name:	Taylor Frankel
Title:	Authorized Person

PRIME MOVERS LAB GP I LLC
By:	/s/ Taylor Frankel
Name:	Taylor Frankel
Title:	Authorized Person

MOMENTUS PML SPV 2 LP MOMENTUS PML SPV 3 LP

By:	Prime Movers Lab GP II LLC, General Partner
By:	/s/ Taylor Frankel
Name:	Taylor Frankel
Title:	Authorized Person

PRIME MOVERS LAB GP II LLC
By:	/s/ Taylor Frankel
Name:	Taylor Frankel
Title:	Authorized Person

PRIME MOVERS GROWTH FUND I LP

By:	Prime Movers Growth GP I LLC, General Partner
By:	/s/ Taylor Frankel
Name:	Taylor Frankel
Title:	Authorized Person

PRIME MOVERS GROWTH GP I LLC
By:	/s/ Taylor Frankel
Name:	Taylor Frankel
Title:	Authorized Person

DAKIN SLOSS
/s/ Dakin Sloss

Exhibit A

JOINT FILING AGREEMENT
PURSUANT TO RULE 13D-1(K)(1)

The undersigned acknowledge and agree that the Statement on Schedule 13D filed with the Securities and Exchange Commission on or about the date hereof with respect to the beneficial ownership by the undersigned of the Common Stock, par value $0.00001 per share, of Momentus Inc., a Delaware corporation, is filed on behalf of each of the undersigned and that all subsequent amendments to this statement on Schedule 13D shall be filed on behalf of each of the undersigned that is named as a reporting person in such filing without the necessity of filing an additional joint filing agreement. The undersigned acknowledge that each shall be responsible for the timely filing of such amendments, and for the completeness and accuracy of the information concerning it contained therein, but shall not be responsible for the completeness and accuracy of the information concerning the others, except to the extent that it knows or has reason to believe that such information is inaccurate. This joint filing agreement may be executed in any number of counterparts and all of such counterparts taken together shall constitute one and the same instrument.

Dated: September 18, 2023

PRIME MOVERS LAB FUND I LP MOMENTUS PML SPV 1 LP

By:	Prime Movers Lab GP I LLC, General Partner
By:	/s/ Taylor Frankel
Name:	Taylor Frankel
Title:	Authorized Person

PRIME MOVERS LAB GP I LLC
By:	/s/ Taylor Frankel
Name:	Taylor Frankel
Title:	Authorized Person

MOMENTUS PML SPV 2 LP MOMENTUS PML SPV 3 LP

By:	Prime Movers Lab GP II LLC, General Partner
By:	/s/ Taylor Frankel
Name:	Taylor Frankel
Title:	Authorized Person

PRIME MOVERS LAB GP II LLC
By:	/s/ Taylor Frankel
Name:	Taylor Frankel
Title:	Authorized Person

PRIME MOVERS GROWTH FUND I LP

By:	Prime Movers Growth GP I LLC, General Partner
By:	/s/ Taylor Frankel
Name:	Taylor Frankel
Title:	Authorized Person

PRIME MOVERS GROWTH GP I LLC
By:	/s/ Taylor Frankel
Name:	Taylor Frankel
Title:	Authorized Person

DAKIN SLOSS
/s/ Dakin Sloss